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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

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                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934

                                   Amendment No. 3


                                  GETTY IMAGES, INC.
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                                   (Name of Issuer)

                  Shares of Common Stock, par value $0.01 per share
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                            (Title of Class of Securities)

                                     374276 10 3
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                                    (CUSIP Number)

                                    Mark Torrance
                                 c/o Getty Images, Inc.
                           2101 Fourth Avenue, 5th Floor
                             Seattle, Washington 98121
                                   (206) 695-3400
                       (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices and
                                  Communications)

                                      Copy to:

                                    Bruce M. Pym
                           Heller Ehrman White & McAuliffe
                       6100 Columbia Center, 701 Fifth Avenue
                             Seattle, Washington  98104
                             Telephone: (206) 447-0849
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                                   March 1, 1999
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


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CUSIP No. 374276 10 3

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Mark Torrance
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)
          ----------------------------------------------------------------------

/X/  (b)
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(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions) OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                    / /

(6)  Citizenship or Place of Organization
     U.S.
     ---------------------------------------------------------------------------

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  Number of         (7)  Sole Voting Power 2,803,955
                                           --------------------------------
   Shares
                         --------------------------------------------------
 Beneficially       (8)  Shared Voting Power 1,778,580
                                             ------------------------------
  Owned by
                         --------------------------------------------------
    Each            (9)  Sole Dispositive Power 2,803,955
                                                ---------------------------
  Reporting
                         --------------------------------------------------
   Person          (10)  Shared Dispositive Power 1,778,580
                                                  -------------------------
    With
                         --------------------------------------------------
--------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 4,582,535
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   -------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 15%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) IN
                                                 -------------------------------


                                          2

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     This Amendment No. 3 amends the Schedule 13D filed with the Securities and
Exchange Commission on February 19, 1998 by PDI, LLC, a Washington limited liability company, as amended by Amendment No. 1 on September 30, 1998, and Amendment No. 2 on February 11, 1999 (the "Schedule 13D") relating to the Common Stock, par value $0.01 per share, of Getty Images, Inc., a Delaware corporation. Capitalized terms used herein without definitions have the meaning set forth in the Schedule 13D.

     This Amendment No. 3 amends Item 5 of the Schedule 13D and does not amend any other Items not mentioned herein. This filing is being made to correct the number of Shares previously reported as being directly owned by Mark Torrance, to reflect a transfer by gift on December 23, 1998, of 1,000 Shares to Social Venture Partners.

Paragraph 2 of Item 5 is amended and restated as follows:

Item 5.  INTEREST IN SECURITIES OF ISSUER.

     Mark Torrance is deemed to be the beneficial owner of the following Shares:

     (i)  32,598 Shares owned directly by Mark Torrance; and

     (ii) 4,549,937 Shares owned by PDI, the limited liability company of which Mark Torrance is the Manager.

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



March 3, 1999                             PDI, L.L.C.


                                          By:    /s/ Mark Torrance
                                          ---------------------------
                                              Name: Mark Torrance
                                              Title:  Manager